

June 18, 2015

Via E-mail
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

Re: **Guess?, Inc.**
           Form 10-K for the Fiscal Year Ended January 31, 2015
           Filed March 27, 2015
           File No. 001-11893

Dear Mr. Reddy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

General

1.   We note that Guess Watches' website lists a Big Ben store in Homs, Syria. Al-Sawani's website lists Guess as one of its brands, and states that its cities of operations include Damascus, Syria and Khartoum, Sudan. Al-Futtaim's website includes your logo, and a recent company profile reports that it has stores in Syria. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, licensees, or other direct or indirect arrangements. You should describe any products or services you have provided to Syria or Sudan, directly or indirectly, and any agreements,

commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comparable Store Sales, page 30

3. Please confirm our understanding that your comparable store sales do not include comparable store sales for your directly operated concessions or shop-in-shops and, if so, tell us how you considered providing comparable sales information for these smaller sized stores.

Results of Operations - Fiscal 2015 Compared to Fiscal 2014, page 32

4. Please include a qualitative and quantitative discussion of the significant changes in your cost of product sales line item in future fillings, including any significant foreign currency effects, pursuant to Item 303(a)(3) of Regulation S-K. In your response, also include your draft disclosure based on the comparative periods presented in your 2014 Form 10-K.

5. We note within your discussions on gross profit and selling, general and administrative expense that you reference certain favorable and unfavorable impacts of currency translation. In future filings, please confirm that you will also quantify any significant effects on your results of operations resulting from currency translation and any other individually significant items.

<u>Notes to Consolidated Financial Statements</u>
<u>(1) Description of the Business and Summary of Significant Accounting Policies and Practices</u>
<u>Principles of Consolidation, page F-8</u>

6.   We note that you entered into joint venture relationships with partners in Brazil, the Canary Islands, France, Mexico and Portugal (page 16) and it appears that each of these joint ventures are majority-owned by the Company (page 7). Please confirm that you consolidate these majority-owned joint ventures and, if so, please expand your disclosure in future filings to discuss how you account for these joint ventures. If you do not consolidate these majority-owned joint ventures, please tell us why and cite the supporting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy at (202) 551-3767 if you have questions regarding the general comments. Please contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 with questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining